Exhibit 99.1

Sprott Asset Management LP Royal Bank Plaza, South Tower 200 Bay Street Suite 2700, P.O. Box 27 Toronto, Ontario M5J 2J1	Telephone: 416.943.6707 Facsimile: 416.943.6497 Toll Free: 1.888.362.7172 Toll Free (Sales): 1.866.299.9906

December 23, 2014

Dear Unitholder:

Re:  Amendment to Trust Agreement — Sprott Physical Gold Trust

This letter is to notify you of an amendment, effective February 27, 2015, (the “Amendment Date”) to the trust agreement of Sprott Physical Gold Trust (the “Fund”), as amended and restated as of February 1, 2010 (the “Trust Agreement”).

As you are aware, the investment strategy of the Fund is to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion. One of the Fund’s features is the ability of its Unitholders to redeem their Units for physical gold, subject to certain conditions. Certain institutional investors known as Undertakings for Collective Investments in Transferable Securities (UCITS) are prohibited under their governing rules and regulations from directly holding commodities like physical gold and have identified the Fund as an investment vehicle which can provide them with an equivalent exposure to gold. In order to permit investments from UCITS, the Fund’s Trust Agreement will require a restriction on UCITS investors from redeeming Units for physical gold.

Sprott Asset Management LP (the “Manager”), the manager of the Fund, believes that amending the Trust Agreement in this manner is desirable because it provides the Fund with additional access to capital that would otherwise not be available. The Manager expects that any additional investments in the Fund will increase the amount of Units outstanding and increase liquidity of Units. The Manager has determined that the amendment is not material as there will be no impact on existing Unitholders and is in the best interest of Unitholders.

In accordance with the Trust Agreement, effective on the Amendment Date, Article 6 Redemption of Units will be amended as follows:

1.                                      to insert a new section to Article 6:

“Section 6.1.1 Redemption for Gold Bullion — Exception

Unitholders that are constituted and authorized as undertakings for collective investments in transferable securities (UCITS) or are otherwise prohibited by their investment policies, guidelines or restrictions from receiving Gold Bullion may only redeem Units for cash pursuant to Section 6.3 hereof.”

2.                                      to make the following consequential amendment to Section 6.1 — Redemption of Units for Gold Bullion [addition underlined]:

“Subject to Section 6.1.1 and the Manager’s right, on behalf of the Trust, to suspend redemptions in certain circumstances described in Section 6.6, Units may be redeemed at the option of the Unitholder on a monthly basis for Gold Bullion as follows…”

Existing Unitholders will not be affected by the above changes nor any future Unitholders who are not a UCITS. These changes to the Trust Agreement will be made in a further amended and restated trust agreement dated as of the Amendment Date, which will be available with other Fund-related material under the Fund’s profile on EDGAR and SEDAR or by request from the Manager.

For further information or if you have any questions relating to the foregoing, please contact your financial advisor directly or contact our Client Services Department at (416) 955-5885 or toll-free at 1-877-874-0899.

SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC., in its capacity as the Manager of the Fund

By:	/s/ Kirstin H. McTaggart
Kirstin H. McTaggart
Secretary and Director